

July 24, 2007

Via Facsimile (212.521.7767) and U.S. Mail

Demetriy Tartakovskiy, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022

>   **Re: Metromedia International Group, Inc.**
>   **Schedule TO-T filed July 18, 2007**
>   **File No. 005-32255**

Dear Mr. Tartakovskiy:

        We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

        The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Purchase

General

1. Please tell us what consideration was given to whether any of the Investors, Sun Capital Partners Ltd. and the "affiliates" mentioned in Section 10 providing funding for the Offer should be identified as an offeror in the Tender Offer. For guidance, we refer you to Section II.D.2 of the Current Issues Outline dated November 14, 2000 available on our website at **www.sec.gov**. In this regard, we note your disclosure in the Background to the Offer regarding discussions/ negotiations between the Company and the entities mentioned above. We also note your disclosure that the Purchaser and the Parent were

formed solely for the purpose of acquiring the Company and that neither has conducted business activities to date.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the securities laws and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all the facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures it has made.

When responding to our comments, please provide, in writing, a statement from all bidders acknowledging that:

· the bidders are responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of the filing or in response to our comments on the filing.

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to me at (202) 551-3636. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Adé K. Heyliger
Special Counsel
Office of Mergers & Acquisitions